May 12, 2021
BY EMAIL

Brian Stallworth, Esquire
Transamerica Life Insurance Company
Office of the General Counsel
4333 Edgewood Road, NE
Cedar Rapids, IA 52499

Re:    Transamerica Life Insurance Company
       Transamerica Structured Index Advantage Annuity
       Initial Registration Statement on Form S-1
       File No. 333-252949

Dear Mr. Stallworth:

        The staff has reviewed the above-referenced initial registration statement filed by the
Transamerica Life Insurance Company (the    Company   ) under the Securities
Act of 1933, on
January 15, 2001 and amended on March 12, 2021, for the Transamerica Structured Index
Advantage Annuity (the    Policy   ). All capitalized terms not otherwise
defined herein have the
respective meanings given to them in the amended registration statement.

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
   effective amendment to the registration statement. We may have further comments when you supply the omitted information. Please also note that since the registration statement will go
   effective 135 days after end of the Company   s last fiscal year end,
interim financial
   statements as required by Rule 3-12 of Regulation S-X will need to be included.

2. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy. Brian Stallworth
May 12, 2021
Page 2 of 18

4. We note that the formulas associated with Interim Value adjustments for the Index
   Allocation Options offered in this Policy are highly complex and the staff believes not likely to be understood by most investors. The number of Index Allocation Options offered, both
   conventional and novel, such as    Best Entry    and    Buffer Auto Reset,
 further add levels of
   complexity that investors are unlikely to understand. When revising this registration statement, please consider the appropriateness of these levels of complexity and revise the disclosure so that the features and the loss potential of each Option are clearly and fully disclosed in the prospectus. In particular, before details of how each Index Allocation Option operates, please provide an easy to understand summary of how the Option will protect against losses and/or enhance performance. Please also explain supplementally how the
   Company determined that the level of complexity in this product is appropriate for investors seeking a long-term retirement savings product.

EDGAR Cover Page

5. The title of the securities to be registered should be    Individual
Flexible Premium Deferred
   Indexed-Linked Annuity and interests therein.

Prospectus Cover Page

6. Please add a statement that the prospectus describes all material terms of the Policy, including material state variations.

7. Please state that each Index Account Option has a Cap, Participation Rate or other feature
   (e.g., Value Trigger) that determines the amount of positive Index rate of return that may be credited to the investment for a Crediting Period. Please also state that these rates place a limit on any positive Index rate of return that may be used to calculate the return for a
   Crediting Period, and, in turn, limit the amount that may be credited to the investment for a
   Crediting Period.

8. The disclosure states,    You may lose money, including a significant amount
of your principal
   investment.    Please add    . . . and earnings from prior periods that are
reinvested, and your
   loss can become greater in the case of a withdrawal due to withdrawal charges and adjustments imposed on a withdrawal if the withdrawal is made before the end of a Crediting
   Period.

9. Please disclose that the obligations under the Policy are subject to the creditworthiness and claims paying ability of the Company.

10. Please add a prominent statement that due to the withdrawal charges, the Policy is not appropriate for prospective purchasers who plan to take withdrawals in excess of the surrender charge-free amount (including systematic withdrawals) or surrender the Policy during the six years after the initial (or any additional) premium payment. Please also prominently state that partial withdrawals, full Surrender, payment of the death benefit and annuitization during a Crediting Period could significantly reduce the values received under
 Brian Stallworth
May 12, 2021
Page 3 of 18

   the Policy and the amount credited at the end of a Crediting Period due to proportionate adjustments to the investment base, withdrawal charges and the Interim Value adjustment. In addition, please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Downside Protection features of the Indexed
   Account Options offered under the Policy. We note there is prominent disclosure later in this prospectus on these points. Please add such disclosure to the cover as well.

11. Please disclose whether the amount refunded upon cancellation (Policy Value) is subject to the Interim Value adjustment. Also, please state that no withdrawal charge applies upon cancellation, if true. Please make these clarifications in each place in the prospectus where the right to cancel provision is discussed (e.g., Risk of Loss During Cancellation Period and
    Right to Cancel Period).

Summary

12. In each section of the Summary, please cross-reference more detailed discussion later in the
    prospectus. For instance, including a cross-reference to    State
Variations    in the    Right To
    Cancel Period    and    Interim Value Adjustment    in the    Crediting
Periods    discussions.

13. Buying the Policy (page 1). Please revise the fourth item entitled
Choose Your Optional
    Benefits (If Desired).    This discussion should only refer to the one
optional benefit that can
    be elected (i.e., the Guaranteed Minimum Death Benefit (GMDB) rider). Also, please state, if true, that the GMDB rider must be elected at the time the Policy is purchased (and eliminate all other inconsistent or inapplicable disclosure, including the reservation to stop offering the rider to existing or new purchasers).

14. The Accumulation Phase (page 2)

   a. The fourth paragraph under    Indexed-Linked and Fixed Interest
Investment Options
      reserves the right to add and remove Allocation Accounts from the list of available investment options and to change the Allocation Accounts that are available for investment. Please confirm that Allocation Accounts will only be added or removed through an amendment to the prospectus and/or registration statement. Given the number of Index Accounts Options offered by this Policy, please also explain to the staff supplementally how reserving the right to offer only one Index Account Option, as provided in the last sentence of this paragraph, is appropriate and consistent with investor expectations when purchasing the Policy offered as a long-term retirement investment vehicle. We may have more comments once we review your response.

   b. The first bullet point under Crediting Periods states,    For an Index
Account, gain or loss
      is generally applied to your Policy at the end of the Crediting Period. Gain or loss may also be applied before the end of the Crediting Period when certain transactions are
      performed under the Policy . . . .    Please specify these    certain
transactions.
 Brian Stallworth
May 12, 2021
Page 4 of 18

   c. In the section entitled    Access to Your Money,    please add a bullet
point stating that a
      full Surrender and withdrawals may be subject to federal and state income taxes and a
      10% penalty if made before age 59 1/2. This should also be added to the cover page. We also note disclosure stating that a Surrender or withdrawal prior to the end of a Crediting
      Period may significantly reduce the value of an Owner   s investment and
result in losses.
      Please briefly explain why there may be a significant reduction (i.e., because of the
      Interim Value adjustment and the proportionate negative adjustment made to the Index
      Base for withdrawals).

   d. In the section entitled    Death Benefit,    please delete the next to
last sentence of the
      paragraph, which reads:    If your election of the GMDB rider would not
subject your
      Policy to an additional fee, the GMDB rider will be automatically added to your Policy.
      This sentence is confusing with the following sentence, which states:
Currently, all
      GMDB rider elections and re-elections are subject to an additional fee. Otherwise, please reconcile the disclosure in these sentences. We also note disclosure on page 4
      stating that the Optional Death Benefit Fee    may    be charged. That
should also be
      reconciled.

15. The Income Phase (page 3)

   a. In the first two paragraphs of this section, you disclose two provisions that may vary depending on applicable state law. Please disclose these variations in the section that contains a description of material state variations.

   b. Please add the following disclosure at the end of this section, if true:
(i) if you elect to
      annuitize on a date other than the end of a Crediting Period, the amount to be annuitized will be subject to the Interim Value adjustment; (ii) withdrawal charges will be applicable if you annuitize before the end of all applicable surrender charge periods (6 years for each premium payment); and (iii) because there may be numerous different Crediting
      Periods, you will likely be subject to the Interim Value adjustment for some or all of your
      Allocation Accounts whenever you elect to annuitize. There may be no date that you can select for annuitizing that will not result in an Interim Value adjustment.

16. Fees and Charges (page 4)

   a. Charges for Early Withdrawals (Surrender Charges). Please state that the early withdrawal charge is applicable if a death benefit payment is made or annuitization occurs before the end of the applicable surrender charge period.

   b. Ongoing Fees and Charges. Please state, with examples, when charges are deducted, how charges are deducted (e.g., proportionately or on a dollar for dollar basis) and the order in which charges are deducted from Policy Value. With respect to the Service
      Charge, please explain what pro-rata basis means (e.g., pro-rated based on the number of days elapsed from the last Policy Anniversary).
 Brian Stallworth
May 12, 2021
Page 5 of 18

   c. Transaction Charges. Please state the charges associated with the Credit Advantage Fee in this section. Please also specify all services that are subject to special services fees. In addition, please clarify throughout the prospectus that the special services fee will not exceed $50 per service.

17. Types of Accounts (pages 4-7)

   a. Fixed Holding Account and Fixed Account Options. Please specify the guaranteed minimum effective annual interest rate for the Fixed Holding Account and Fixed Account
      Options.

   b. Index Account Options. In order to provide context, please describe each of the different
      Index Account Options (e.g., Growth Opportunity Types and Downside Protection
      Types) offered. Otherwise, it is hard to understand all the specific disclosure.

   c. Index Account Option Value - Index Credit Rate / Index Credit. According to the
      disclosure,    The Index Credit Rate represents the percentage gain or
loss that we apply to
      your Index Account at the end of the Crediting Period (before any fees and charges).
      Please disclose when these fees and charges are deducted.

   d. Index Account Option Value - Index Base.

       i. Please revise the first sentence to delete the reference to
principal    since rollovers
          may include prior credited earnings as well.

       ii. Please include a separate bullet point or sub-section for "Negative Adjustments" that includes the last two sentences of the first paragraph, the second full paragraph and the third full paragraph. This disclosure should also include an example demonstrating the effect of a negative adjustment (and interim value calculation) on the Index Credit.

      iii. The disclosure includes an example of how the Company calculates Index Account
           Option Value at the end of a Crediting Period assuming there were no deductions for fees or withdrawals before the end of the Crediting Period. Please revise the example to show such deductions since fees and charges are deducted during the Crediting
           Period.

   e. Interim Values. The disclosure notes that the Company   s process for
calculating Interim
      Values is explained in detail in Appendix B. However, while the actual formula can be included in the appendix, the disclosure should include a plain English definition of the calculation in this section (including examples).

18. Types of Index Account Options (pages 7-8). The Summary should include a brief description of any rights the Company has to change or discontinue an Index. The summary
 Brian Stallworth
May 12, 2021
Page 6 of 18

   should also disclose how Index performance is recalculated when an Index is substituted before the end of a Crediting Period.

19. Additional Information About Basic Index Account Options (pages 8-12)

   a. Rather than referring Owners to Appendix A, please revise the introduction and replace the chart shown with the list of applicable options from Appendix A. Otherwise, the rest of the discussion regarding the Basic Index Account Options is very hard to follow. In addition, since Owners cannot customize, please specify all Basic Index Account Options here. Please note that the buffer, floor and downside participation rate, guaranteed minimums, and terms other than the upside rates should be specified for each Option.
      Please make similar changes in other areas of the prospectus where other Index Options
      are discussed (e.g., subsequent sections entitled    Additional
Information About Basic
      Index Account Options    and    Additional Information About Enhanced
Index Account
      Options   ).

   b. Growth Opportunity Types.

       i. With respect to the calculation of each Growth Opportunity type (i.e., Caps, Cap+
          Accelerator, Participation, Accelerated Tiered Participation, Value Trigger and Value
          Trigger+), please include a cross-reference to the examples.

       ii. If true, please disclose that the Cap is measured over the life of the Crediting Period, which is sometimes more than one year. In cases where a Crediting Period is more than one year, please clarify that the cap for that Crediting Period would be less if measured on an annual basis. This comment applies to the Cap+Accelerator disclosure as well.

      iii. Explain the difference between Cap Rate and Participation rate (e.g., 100%
           participation means that you will participate to the full extent of the positive Index performance). Please also specify the minimum guaranteed participation rate.

      iv. Please revise the definition of Accelerated Tiered Participation in plain English.

   c. Downside Protection Types.

       i. Please begin this section with an explanation of a buffer and a floor. For example, consider moving the third paragraphs of sections 1 and 2 to the beginning of each section.

       ii. The disclosure states,    For a Basic Index Account Option with a
Buffer as its
           Downside Protection Type, if the Index Change at the end of the Crediting Period is
           negative, the value of your investment will decrease to the extent that the Buffer does
           not protect you from loss.    Please revise the end of this sentence
in plain English
           (e.g., if the Index Change is greater than the Buffer Rate). Please make
 Brian Stallworth
May 12, 2021
Page 7 of 18

          corresponding changes in the section entitled    Downside Protection
Types:
          Calculating Loss Using the Downside Protection Type    on page 53.

      iii. Please clarify that buffers and floors are measured over the life of the Crediting
           Period, which may be more than one year. In cases where a Crediting Period can be more than one year, please clarify that the buffer or floor for that Crediting Period is the total buffer or floor for the life of the Crediting Period.

      iv. Please rewrite the following sentence in plain English:    The Floor
Rate represents
          the percentage of your investment that is protected from loss. For instance, assuming a Floor Rate of 80%, it is possible that you could lose up to 20% of your investment as a result of negative Index performance, which means the Index Credit Rate could
          be as low as -20%.    For example,    The Floor Rate is the maximum
amount of
          negative Index Change that may be charged to an Owner.    Also,
instead of using
          80% as the Floor rate, please use -20%, as this is as a more customary presentation and more easily understood by investors. Please make this change throughout.

       v. Please revise the sentences relating to the Floor Rate as 100% in plain English (i.e., that no negative Index performance will be credited regardless of the amount of negative Index Change).

      vi. If accurate, please revise the first two sentences of the last paragraph on page 11 as
          follows:    When the Floor Rate is less than 100%, [T]he Floor Rate
provides only
          limited downside protection. You assume the risk of loss for negative Index performance down to that does not exceed the Floor based on the Floor Rate.

20. Additional Information About Enhanced Account Options (pages 12-15)

   a. With respect to Best Entry Initial Index Value reset feature, please
specify the    periodic
      basis    (i.e., daily, weekly, monthly or quarterly) that the Company will observe the Index
      Value.

   b. Please provide a cross-reference to the example of how the Initial Index Value works.

   c. With respect to how the Buffer Reset feature works, the disclosure states that on a periodic basis throughout the Crediting Period (monthly, quarterly, semi-annually, annually, or biannually), the Company will observe the Index Value for the purpose of determining whether the Buffer Reference Level should be reset to a higher Index Value
      (the    Buffer Reset Period   ). The next bullet suggests it is on each
such date. Please
      clarify.

   d. The first sentence of the last paragraph on page 14 states,    To
calculate your Index Credit
      Rate at the end of the Crediting Period, we use a mathematical formula described later in
      this prospectus.    Please briefly describe the mathematical formula here
in plain English.
 Brian Stallworth
May 12, 2021
Page 8 of 18

   e. The first bullet point on page 15 notes that you could lose money even if the Buffer
      Reference Level has reset during the Crediting Period. The disclosure
further states,    If
      your Buffer Reference Level has reset, you may be more likely to realize gain or less likely to realize loss at the end of the Crediting Period, but there is no guarantee that you
      will realize any gain or that you will not realize loss.    Please revise
the sentence for
      clarity.

21. Summary of Actions You May Take at the End of a Crediting Period (page 15)

   a. Please add the following disclosure to the end of the second sentence of the bullet point
      discussing a withdrawal on the last day of a Crediting Period:    The
withdrawal may be
      subject to surrender charges, taxes and a 10% penalty.

   b. Please add,    as discussed in the next paragraph below    to the end of
the last sentence of
      this section.

22. Summary of Actions You May Take Before the End of a Crediting Period (pages 15-16).
    With regard to the Interim Value adjustment, please disclose, if true, that the Interim Value may result in a loss to a policy owner even if the reference index at the time of withdrawal is higher than at the beginning of the Crediting Period. This should also be noted in the
    Summary.

Selecting Your Investment Options

23. We note that the Company provides an Owner notice of the upside rates for each Allocation
    Account 21 days prior to the end of the Crediting Term. Please explain why the initial upside rates for the Allocation Accounts are not provided to the Owner when the Policy is purchased and included on the Policy Specification Page of the Policy. If the initial upside rates are provided with the Policy, much of the disclosure here and throughout regarding the initial upside rates can be deleted and replaced with a sentence stating that these rates are found on the Policy Specification Page. Similarly, the bullet entitled
Prospective Purchasers
    Selecting Investment Options    appears unnecessary and should be deleted.

24. We note the bolded disclosure on page 16 regarding the risks associated
with the Company   s
    right to terminate Allocation Options. Please include this prominent disclosure on the cover and summary.

25. Please delete the following disclosure in the last paragraph of page 16 or explain why it is
    needed:    As described further below, depending on your circumstances, the current upside
    rates may be provided to you. Otherwise, you may need to request them.
We note similar
    disclosure in the section entitled    Selecting Your Investment Options
on page 66 and in
    Appendix A.
 Brian Stallworth
May 12, 2021
Page 9 of 18

26. Existing Policy Owners Making Additional Premium Payments (page 17)

   a. According to the disclosure,    If your additional premium payment is not
accompanied by
      allocation instructions and your standing allocation instructions are not in good order, your premium payment (or a portion thereof) will be automatically allocated to a default
      Allocation Account.    Please explain how standing orders cannot be in
good order.

   b. Please also specify the default Allocation Account. We note that this sentence regarding default allocation is not consistent with later disclosure on page 20. Please reconcile.

27. Existing Policy Owners at the End of a Crediting Period (page 17). Please state what happens if reallocation instructions are not provided (e.g., rolled-over for another Crediting
    Period in the expiring Allocation Account, if still offered, or into [specify default allocation option]).

Product Risk Factors

28. Please move the Product Risk Factors section immediately after the Summary. Currently, the
    section entitled    Selecting Your Investment Options    precedes the
Product Risk Factors
    section. Regulation S-K ( 503(c)) requires that the summary precede the discussion of risk factors which, in turn, must be before anything else (other than the summary) in the prospectus.

29. Risk of Loss (page 18). Please clarify that a policy owner may not only lose principal but may lose previously credited earrings, and that this loss may be significant.

30. Liquidity Risk (page 18). Please include    taxes    as one of the
significant risks and negative
    consequences associated with a withdrawal or Surrender.

31. Withdrawal and Surrender Risk (pages 19-20)

   a. Please consider providing cross references to where these consequences are described more fully (e.g., "Access to Your Money" on page 75).

   b. The third bullet point states,    Any withdrawal you take will reduce the
Policy Value and
      the amount of the death benefit, including the guaranteed minimum death benefit
      (perhaps significantly) if the GMDB rider has been elected.    Please
explain why this is
      the case (e.g., because of the proportionate negative adjustment made for withdrawals).

32. Downside Protection Type Risk (page 20)

   a. Please disclose that limits on downside loss are for the duration of the Crediting Period, and that amounts held for multiple Crediting Periods can result in larger losses than that indicated by the stated limit for a single Crediting Period.
 Brian Stallworth
May 12, 2021
Page 10 of 18

   b. The disclosure states,    We set the rates for Downside Protection Types
in our discretion,
      within the guaranteed limits to which we are subject as described in this prospectus. You bear the risk that the rates we set for any Downside Protection Type will not be any more or less favorable to you than the guaranteed limits to which we are
subject.    Based on
      our reading of the prospectus, the Company can only change downside protection for new allocation options subject to the guaranteed limits. Accordingly, please revise this disclosure to apply only to new Allocation Accounts.

33. Growth Opportunity Type Risk (page 20). Please delete the clause    while
those rates remain
    in effect,    since it appears inconsistent with other disclosure stating that upside rates will not
    change during a Crediting Period

34. Premium Payment Risk (page 23). The Company states,    We reserve the right
to further
    limit or refuse additional premium payments and to prohibit Owners from making additional premium payments under the Policy in the future on a non-discriminatory basis. You bear the risk that you may not always be permitted to make additional premium payments.
    Please add,    If the Company exercises this right, Owners will lose the
ability to increase
    Policy Value and the optional death benefit, if elected.

35. Index Substitution Risk (page 24). When an Index is substituted before the end of a
    Crediting Period, please disclose how performance will be calculated (i.e.,
the old Index   s
    performance is used until the date of substitution and the performance of the new Index is used from the date of substitution until the end of the Crediting Period).

36. Financial Strength and Claims-Paying Ability (page 24). Please add the following risks regarding the Separate Account: (i) amounts under the Policy are not held in a Separate
    Account registered under l940 Act; (ii) Owners do not share in the investment performance of assets allocated to the Separate Account; and (iii) the obligations under this Policy are independent of the investment performance of the Separate Account and are the obligations of the Company.

37. Significant market events have occurred as a result of the COVID-19 pandemic. Please
    consider whether the Company   s disclosures, including market risk
disclosures, should be
    revised based on how these events are affecting the markets of the indices or ETFs that the
    Company is using to calculate the Company   s obligations under the Policy.
Further, given
    that the Company   s obligations under the Policy are subject to the
financial strength and
    claims-paying ability of the Company, please consider whether this disclosure should be
    revised based on how these events could affect the Company   s financial
strength and claims-
    paying ability. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Glossary

38. Please locate the Glossary after the Table of Contents or, in the case of terms that are predominately used only in one section in that section.
 Brian Stallworth
May 12, 2021
Page 11 of 18

39. For terms such as Buffer, Cap, Floor etc., please provide a definition specific to how each feature works (rather than merely stating the fact that it is a Downside Protection Type or
    Growth Opportunity Type).

40. Consider including the term "Negative Adjustment" in the Glossary.

41. In the definition of Withdrawal, please list all transactions that are considered withdrawals.

Premium Payments

42. Initial Premium Payment (pages 30-31).

   a. The disclosure states,    We will first begin our review only once we
receive both your
      initial premium payment and your application (or an electronic order
form).    Earlier
      language on page 17 provides 14 days after application to make an initial premium.
      Please reconcile.

   b. According to the disclosure,    The date on which we credit your initial
premium payment
      to your Policy is generally the Policy Date.    Please make clear that
this is not the date
      that initial premium is allocated to an Allocation Option and that premium payments are held in in the Fixed Holding Account until the next upcoming 1st, 8th, 15th, or 22nd calendar day of any month.

43. Allocation of Premium Payments (pages 31-32)

   a. Please explain the reason for the inclusion of these provisions with respect to initial premiums allocations. These provisions seem inconsistent with earlier disclosure stating that all Allocation Options are disclosed at the time of application. Please also explain how the Company can remove an option that was available at application during the 14 days before the Policy is fully funded. Please delete this disclosure or explain the basis for inclusion.

   b. Please explain the need for the complicated "same" analysis described in this section, given that index allocation options should remain the same from one Crediting Period to the next unless removed by amendment.

Policy Value and Cash Value

44. Policy Value (page 38). In determining Policy Value, please clarify whether Policy Value reflects the Interim Value if calculated on a day prior to the end of a Crediting Period.

The Indexes

45. Please also provide a reference to publicly available information for each ETF.
 Brian Stallworth
May 12, 2021
Page 12 of 18

46. The staff generally expects that referenced indexes be broad based securities indexes. With respect to the S&P 500 Market Opportunity Allocator 1.0% Decrement Index and the
    Fidelity World Factor Leaders IndexSM 0.5% AR, please confirm supplementally that: (i)
    the Indexes and the methodology used to calculate the Indexes are publicly available; (ii) all components of each Index will be actively traded; (iii) each Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) each Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing each Index. We may have further comments after you provide this information.

47. Please note that the description of the iShares U.S. Technology ETF includes a reference to the iShares Russell 2000 ETF. Please revise for accuracy.

48. Index Account Options (pages 39-40). The bolded disclosure notes that the Company calculates Interim Values differently than how it calculates gains or losses at the end of a
    Crediting Period. Please include a set of examples in this section of the prospectus showing the Interim Value calculation under positive and negative market scenarios and both early and late in the crediting period.

Valuing Your Investment in an Index Account Option

49. Index Account Option Value (pages 45-46)

   a. In the first bullet point, the disclosure states,    The Index Credit
Rate represents the
      percentage gain or loss that we apply to your Index Account at the end of the Crediting
      Period (before any fees and charges).    Disclosure throughout the
prospectus states that
      fees and charges are deducted during the Crediting Period. Please reconcile this disclosure.

   b. The example assumes there were no deductions for fees or withdrawals before the end of the Crediting Period. Please revise, or provide a separate example where the fees and charges and withdrawals are deducted during the Crediting Period.

Additional Information About Basic Index Account Options

50. Downside Protection Types: Calculating Loss Using the Downside Protection Type (pages
    53-57)

   a. Please show the Buffer Rate as a negative rate throughout for clarity (e.g., -10%).

   b. In the disclosure discussing the Floor Rate and the examples, please state the Floor Rate as a negative (e.g., -20%) rather than using 80%. Please also state that, unlike a buffer,
      the Owner is charged with negative Index performance    up to the Floor
Rate    (rather
      than    before any negative Index performance is absorbed by the Floor
).
 Brian Stallworth
May 12, 2021
Page 13 of 18

Additional Information About Enhanced Index Account Options

51. Best Entry (pages 57-61)

   a. Please revise the disclosure and the charts to show the Best Entry options and their relevant terms, including the applicable Reset Period, Observation Period, Observation
      Frequency, and Best Entry Reset Threshold, in the prospectus.

   b. The disclosure states that the Observation Period is a defined period of time during which the Initial Index Value may be reset, starting at the beginning of the Crediting Period.
      Depending on the Observation Frequency, a longer Observation Period may or may not provide more reset opportunities than a shorter Observation Period. Please revise this disclosure to clarify whether a longer Observation Period provides more reset opportunities.

   c. If true, please revise the last sentence of the second bullet describing how the Initial
      Index Value reset works as follows: The reset Initial Index Value, if applicable, at the end of the Observation Period will be used to calculate the Index Change at the end of the
      Crediting Period.

   d. Please state, if true, that the Initial Index Value reset feature will never result in a Policy owner experiencing lower gains or increased losses than if the reset had not occurred.

   e. If true, please disclose here and in the Summary that the Initial Index Value reset feature changes the Initial Index Value only at the end of a Crediting Period and does not affect any Interim Values prior to the end of a Crediting Period.

52. Buffer Auto Reset (pages 61-66). The comments above with respect to the Best Entry
    Options apply to this Option to the extent applicable. In addition, on page 63, the disclosure
    states,    As previously explained in the prospectus, we use the following formula to calculate
    the Index Credit Rate at the end of a Crediting Period for a Buffer Auto Reset Enhanced
    Index Account Option.    Please identify where this was previously
explained by including a
    cross reference.

Selecting Your Investment Options

53. Available Investment Options (page 66). If true, please revise the second sentence of the
    first paragraph to state,     We also reserve the right to make different
Allocation Accounts
    available for investment in connection with new premium payments (i.e., initial or additional premium payments) versus renewals or rollovers at the end of a Crediting Period.

Guaranteed Limits on Rates

54. The disclosure states,    Rates for the Index Account Options, the Fixed
Account Options, and
    the Fixed Holding Account are generally set in our discretion within the guaranteed limits to
 Brian Stallworth
May 12, 2021
Page 14 of 18

   which we are subject.    Please state any exceptions to this practice. For
clarity, please also
   replace    to which we are subject    with    set forth below.

55. With respect to the table of Basic Index Accounts, the tiers should not change for Allocation
    Accounts offered in this prospectus. Similarly, the Buffer Rate, Floor Rate and Downside
    Protection Participation Rate should only change for new Allocation Accounts. Please revise or explain your basis for these changes to Allocation Options offered in this prospectus. In addition, with respect to the table of Enhanced Index Accounts, rates should not change for
    Allocation Accounts offered in this prospectus.

Transfers and Reinvestments

56. The disclosure states,     In general, at the end of a Crediting Period for
an Allocation
    Account, unless you wish to withdraw all of your Policy Value invested in that Allocation
    Account, that Policy Value will either be (i) reinvested in the same Allocation Account for another Crediting Period; (ii) transferred to the available Allocation Account(s) that you select; or (iii) automatically transferred to the Default Option, as discussed further below.
    Please delete    in general    and specify all options. Please also include
annuitization as
    another option at the end of a Crediting Period.

57. Reinvestments (page 69-70)

   a. If true, please revise the first sentence as follows:    At the end of
the Crediting Period for
      an Allocation Account, if the same Allocation Account is available for investment, you may reinvest your Policy Value in that Allocation Account for another Crediting Period based on the upside rates applicable to the new Crediting Period.

   b. According to disclosure in the second bullet point, Best Entry Enhanced Index Account
      Options will be considered the    same    even if the Cap Rates,
Observation Periods,
      Observation Frequencies, and Best Entry Reset Thresholds differ. Please explain the basis for changing these terms for existing Allocation Accounts or delete. Only the upside rate should change from Crediting Period to Crediting Period for Allocation
      Options offered in this prospectus.

Automatic Transfer to the Default Option

58. Instead of using the defined term Default Option, please specify the default option.

Default Option

59. According to the disclosure,    Once a premium payment (or any portion
thereof) or Policy
    Value has been allocated to the Default Option, your investment in the Default Option is generally subject to the same terms and conditions as any other investment in an Allocation
    Account under your Policy.    Please specify the exceptions or delete
generally.
 Brian Stallworth
May 12, 2021
Page 15 of 18

60. Please add    prior to the end of the Crediting Period    to the last
sentence of this section.

Access to Your Money

61. Please add disclosure explaining why withdrawals taken will reduce the Policy Value and the amount of the death benefit, including the GMDB (perhaps significantly) if the GMDB rider has been elected.

62. Surrenders and Withdrawals (pages 71-72). Please indicate that withdrawals or a Surrender made prior to the end of a Crediting Period are also subject to the Interim Value adjustment and cross-reference related disclosure. Please also disclose the consequences of having different Crediting Period Maturity Dates (e.g., the Interim Value adjustment will apply to some or all the Allocation Options).

63. Gross and Net Withdrawals (page 72). The Company calculates both gross and net withdrawals when a withdrawal is taken. Please disclose whether Policy owners can specify whether they want a gross or net withdrawal. Please also provide examples of gross and net withdrawals.

64. Surrender Charge Waivers (pages 71-73)

   a. Please disclose that withdrawals taken with a surrender charge waiver are still subject to the same risks as any other withdrawals, including the risks listed at the beginning of this section.

   b. Required Minimum Distributions. Please revise the last sentence of this section as
      follows:     Any amount requested in excess of the IRC required minimum distribution
      will have the appropriate surrender charges applied, unless the excess distribution qualifies as surrender charge free under any additional options provided (e.g., the surrender charge-free amount).

   c. Nursing Care and Terminal Condition Waiver and Unemployment Waiver.

        i. Please explain why a Policy owner is not required to provide notice of the waiver request for a waiver due to confinement in a hospital or nursing facility at the time of the request, similar to the procedure for the terminal illness waiver. Otherwise, the withdrawal will be processed with the withdrawal charge, which seems to nullify the point of the waiver.

       ii. The disclosure notes that the Nursing Care and Terminal Condition Waiver and
           Unemployment Waiver may vary for certain Policies and may not be available for all
           Policies, in all states, or at all times. Please include these variations and limitations in the State Variations section.
 Brian Stallworth
May 12, 2021
Page 16 of 18

65. Systematic Payout Option (page 73). The disclosure notes a Policy owner should fully understand the risks associated with a withdrawal and Surrender before electing the systematic payout option. Please include a cross reference to the applicable sections where these risks are disclosed.

66. Involuntary Cashout (page 73). Please disclose that the involuntary cashout will not apply if a Policy owner has elected the optional GMDB rider or explain the basis for doing so.

Death Benefit

67. Please be specific about the payment under both the standard death benefit and the optional
    GMBD rider.

68. Under the Policy   s standard death benefit, the death benefit will be no
less than the Policy
    Value but may be    greater under certain circumstances.    Please explain
the    circumstances
    in the disclosure.

69. The disclosure states that the GMBD rider may increase the amount payable compared to the standard death benefit. Please explain why the rider does not pay a benefit greater than the standard benefit and why this is appropriate for a rider subject to an additional fee.

70. According to the disclosure, if election of the GMDB rider would not subject the Policy to an additional fee, the GMDB rider will be automatically added to the Policy. As noted earlier, this is inconsistent with other disclosure in the prospectus indicating the GMDB rider is offered for a fee with this product. Please reconcile all disclosure.

71. The disclosure notes that death benefit provisions may differ from state to state. Please include these variations in the State Variations section.

72. Death of Owner Before the Annuity Commencement Date (pages 75-76)

   a. Please disclose the impact of Interim Value on the death benefit.

   b. Please specify the amount of the guaranteed minimum death benefit on the date of death
      or how it is determined here in in the section entitled    Death of
Annuitant Who is Not an
      Owner Before the Annuity Commencement Date.

73. Guaranteed Minimum Death Benefit (GMBD) rider (page 78-79)

   a. Please delete the disclosure stating,    We may stop offering this rider
at any time.    This
      reservation is not relevant to purchasers buying the Policy because the rider must be elected at issue. The prospectus would need to be amended in order to eliminate the rider for new purchasers.
 Brian Stallworth
May 12, 2021
Page 17 of 18

   b. According to the disclosure,    The guaranteed minimum death benefit will
equal 100% of
      the Policy Value as of the Policy Date, less any adjusted withdrawals as of the
      Annuitant   s date of death.    Please explain how the death benefit
under the GMDB Rider
      is different from the death benefit under the standard Death Benefit, which, as stated on
      page 74,    will be no less than the Policy Value but may be greater
under certain
      circumstances.

Annuity Payments (Income Phase)

74. The disclosure states,    The Policy allows annuitization at times that may
not correspond to
    the end of a Crediting Period. If the Policy is annuitized before the end of a Crediting Period for an Index Account Option, the amount from that Index Account Option being annuitized
    will be calculated based on an Interim Value.    Given that the Company
states in the
    prospectus that there may be up to 150 Allocation Accounts with different Crediting Periods per Policy owner, and Owners can make additional premium payments on an ongoing basis, there will likely be no time when a withdrawal, Surrender, annuitization or death payment can occur without some or all of the Allocation Accounts being subject to the Interim Value adjustment, which could greatly reduce the amount an Owner receives. Please disclose this risk prominently on the cover, summary and risk factors section.

Tax Information

75. The disclosure notes that the Company may permit advisory fees to be paid from the Policy directly. Please confirm to the staff that the deduction of advisory fees from Policy Value is permitted under this Policy in light of disclosure elsewhere that commissions are paid with respect to the Policy. We may have additional comments depending on your response.

Part II     Information Not Required In Prospectus

76. Please submit a new Power of Attorney with the next filing of the registration statement. We note that a Power of Attorney must reference a specific filing. See Rule 483 under the
    Securities Act of l933, as amended (   Securities Act   ).

Signatures

77. Pursuant to the signature requirements of Section 6(a) of the Securities Act, please specify who is signing the registration statement in the capacity of the principal executive officer.


                                             * * * *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.
 Brian Stallworth
May 12, 2021
Page 18 of 18


        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6765 or cowanm@sec.gov if you have any questions.

                                                    Sincerely,
                                                    /s/ Mark Cowan
                                                    Senior Counsel



cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief